Filed pursuant to Rule 497(a)
Rile No. 333-259996
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FUNDRISE

New 13.25% preferred equity investment in Spokane Valley, WA



We're excited to announce a new addition to Fundrise portfolios — a preferred equity investment in Saltese Creek, a 192-unit brand new multifamily apartment development. We expect this investment with its attractive 13.25%[1] annual gross return will support the Income Fund's already-strong yield.

Investment highlights

- **Investment type:** Preferred equity
- **Location:** Spokane Valley, WA
- **Projected return:** 13.25% gross annual return
- **Investment horizon:** 3-year initial return

Background

The Income Fund recently closed on a new investment in Spokane Valley, WA. This preferred equity investment which will be used to fund the development of Saltese Creek, a brand new multifamily apartment development, is part of our ongoing strategy to capitalize on attractive opportunities afforded by the higher interest rate environment over the past couple of years.

Investment strategy and structure

1. **Preferred equity position:** The investment is structured as preferred equity and, as a result, benefits from receiving priority in regards to any returns and distributions ahead of the common equity and sponsor.
2. **Strong potential return:** The 13.25%[1] annual gross interest rate provides a compelling yield in the current market.
3. **Experienced sponsor:** The sponsor is an established multifamily developer with significant experience, including more than 300 completed projects across the Western U.S.

What's next

We anticipate that the yield of our Income Fund will remain robust even as interest rates begin to decline. While other income-focused products like high-yield savings accounts may see their returns diminish in the new lower interest rate environment, fixed-rate investments such as these will allow the Income Fund to continue to pay out an increasingly attractive distribution.

Meanwhile, we remain committed to the same diligent underwriting and active asset management that has allowed us to maximize the potential of each investment in our portfolio and will continue to singularly focus on our goal of delivering strong returns to our investors regardless of the inevitable shifts in market cycles and economic conditions.

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Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of their investment agreements and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

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